November 19, 2007
VIA EDGAR AND FACSIMILE
Ms. Jill Davis, Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549-7010

Re:	Oilsands Quest Inc. (the “Company”) Form 8-K dated November 13, 2007 Filed November 14, 2007 SEC Comment Letter dated November 16, 2007 File No. 001-32994
Dear Ms. Davis:
We have reviewed your letter of November 16, 2007 regarding comments on the Company’s Form 8-K as filed November 14, 2007. This letter is in response to your comments letter.
1.
Comment: Please revise your disclosure of the change in your accountant to state whether the former accountant resigned, declined to stand for re-election or was dismissed, as required by Item 3.04(a)(1)(i) of Regulation S-B.

Response: Complied. The disclosure has been revised.
2.
Comment: With respect to disclosure surrounding disagreements with your former accountant, please expand your disclosure to specifically state whether during your two most recent fiscal years and any subsequent interim period — up to and including the date of resignation — there were any disagreements on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its report, as required by Item 3.04(a)(1)(iv) of Regulation S-B.

Ms. Jill Davis, Branch Chief
United States Securities and Exchange Commission
November 19, 2007

Response: Complied. Additional disclosure has been added.
3.
Comment: In connection with filing a revised 8-K to address the above comments, please obtain and file an updated Exhibit 16 letter from the former accountant stating whether the accountant agrees with the statements made in your revised From 8-K.

Response: Complied. An updated Exhibit 16 has been included.
Comment: The Commission File Number included on your Form 8-K appears to be inconsistent wit the Commission File Number on record of 001-32994. Please review your Commission File Number to ensure that future forms and filings include the appropriate file number.
Response: Our future filings will include the appropriate file number.
We acknowledge that:
•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We hope we have adequately addressed your comments. Please contact me if you have any questions.
Sincerely,
/s/ Karim Hirji
Karim Hirji, Chief Financial Officer